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EXHIBIT 11.1

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Year Ended December 31,
	2002	2001	2000
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$16,705,000	$(17,946,000)	$(15,542,000)

Average number of shares outstanding	9,905,900	10,507,413	10,507,413
Net effect of dilutive put option agreements based on the reverse treasury method	16,500	18,000	—
Net effect of dilutive stock options based on treasury stock method method	126,700	—	—

Total average shares	10,049,100	10,525,413	10,507,413

Fully diluted net income (loss) per share	$1.66	$(1.71)	$(1.48)

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  EXHIBIT 11.1
COMPUTATION OF INCOME (LOSS) PER COMMON SHARE